430 Walker Lane Thomasville, GA 31792 john@ggtoorcorp.com (516)375-6649

May 24, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: GGTOOR, Inc.

Offering Statement on Form 1-A

Filed May 6, 2022

File No. 024-11856

Responses to the Commissions Comments

On behalf of GGTOOR, Inc., I hereby request qualification of the above referenced Offering Statement at 6:00 PM Eastern Time on Thursday, May 26, 2022, or as soon thereafter as practicable.

On behalf of GGTOOR, Inc., I can confirm the State of Colorado, Mr. Derick O’Neil, Colorado Division of Securities, (303)894-2320, upon a qualification by the SEC, the State of Colorado will qualify and register our company and offering.

Respectfully Submitted,

John V. Whitman Jr.,

CEO/President